Room 4561

July 27, 2006

Naeem U. Ghauri
Chief Executive Officer
NetSol Technologies, Inc.
23901 Calabasas Road, Suite 2072
Calabasas, CA 91302

Re: NetSol Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 10, 2006
File No. 0-22773

Dear Mr. Ghauri:

        This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms have the same meaning as in the proxy material.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

General

1.   With respect to Proposal One, shareholders are authorizing the issuance of the securities that were sold to finance acquisitions with McCue Systems, Inc. and CQ Systems, Ltd.. Accordingly, please advise whether you considered the application of Note A to Schedule 14A. In this regard, it appears that the proxy statement should be expanded to provide all of the information that would be

required by Items 11, 13 and 14, as you disclose on page 3 that "NetSol is not seeking approval of either the McCue Systems, Inc. or CQ Systems, Ltd. Acquisition in this proxy."

Cover

2.   Revise the cover page and notice of special meeting to stockholders to remove the technical references to NASD Marketplace Rule 4350 and the Nevada Revised Statutes 78 and simply state that stockholders are being asked to approve the full issuance and exercise of the securities listed and to approve an amendment to the articles of incorporation to permit the board to designate the rights and privileges of the company's preferred stock. Expand your disclosure to add a cross-reference to the section of the proxy statement that provides a detailed discussion of the reasons for the two proposals.

Voting at the Meeting, page 7

3.   Revise to state the impact of broker non-votes on Proposal One and Two.

Questions and Answers About Matters Subject to Vote

What is being voted on?, page 9

4.   Revise to state the maximum number of shares issuable upon conversion or exercise of the securities described in the first paragraph and the percentage of your outstanding common stock that such issuance would represent. You should provide this disclosure for each separate security issued in the Financing and in the aggregate.

Why are we seeking approval for the issuance…?, page 9

5.   Revise to remove the detailed description and calculations relating to your agreement to acquire the shares of McCue Systems and the convertible note and expand your disclosure to provide a brief and easily understandable description of the most material aspects of matters upon which you are seeking shareholder approval.

Proposal No. One, page 12

6.   We note your statement that the discussion of the terms of the financing dated June 15, 2006, is qualified in its entirety by reference to the stock purchase agreement. Please delete this and any similar qualifications from your document as you are required to include a materially complete and accurate description of the transaction in your proxy statement.

7.   Revise your disclosure to describe the anti-dilution protection provided to the investors in the June 15, 2006 unregistered offering.

8.   You disclose that the Convertible Notes may immediately convert into shares of common stock of the Company at the conversion value, to the extent that such conversion does not violate NASD Marketplace rules. In light of the fact that all of the securities issued pursuant to the Financing are convertible into common stock, please clarify whether the securities other than the Convertible Notes were immediately convertible and disclose whether the conversion of the other securities had provisions that contemplated compliance with NASD Marketplace rules. To the extent that the securities other than the Convertible Notes were immediately convertible and did not have restrictions on conversion, please advise why NetSol did not seek security holder approval to the extent required by NASD Marketplace Rule 4350(i) prior to the issuance of the securities issued pursuant to the Financing.

9.   We refer you to the disclosure that the Warrants may be exercised at such time after security holders approve of the shares underlying the Warrants. Please expand your disclosure to explain the consequences if security holders do not approve the issuance of the shares of common stock underlying the Warrants. Similarly, revise to disclose the consequences if NetSol fails to receive security holder approval of the issuance of shares underlying the other securities issued pursuant to the Financing.

10.   We note your disclosure that the Convertible Notes may immediately convert into shares of common stock. We also note your disclosure that the Convertible Notes will convert into shares of Preferred Stock upon the approval of Proposal No. One. Please reconcile these statements and provide a materially complete description of the conversion features of the Convertible Notes.

Proposal No. 2, page 17

Purpose, page 14

11.   Although we note that the proposed amendment to your article of incorporation are prompted by the inadvertent omission of this provision from the articles as filed with the Nevada Secretary of State on August 12, 2003, it also appears that this provision is required in order to designate the rights and terms of the Preferred Stock into which the convertible notes will convert upon the approval of this proposal. Please revise your disclosure to provide a materially complete description of the terms, rights and privileges of the 7% Cumulative Convertible Preferred Stock, including disclosure on the adjustments to which the conversion value is subject and the liquidation preference of such securities.

Incorporation by Reference, page 18

12.   We note that you attempt to incorporate by reference your amended 10-KSB for the fiscal year ended June 30 and your quarterly reports for the periods ended September 30, 2005, December 31, 2005 and March 31, 2006. However, information may only be incorporated by reference in the manner and to extent specifically permitted in the items to Schedule 14A. See Note D to Schedule 14A. For example, if you plan to incorporate by reference any of the requirements of Item 14.c. as a result of our comment 1, above, clearly disclose this in your proxy and supplementally advise of the basis for your incorporation by reference. Be advised that the financial information presented should be current pursuant to Article 3-12 of Regulation S-X.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Rebekah Toton at (202) 551-3857, or Jeffrey Werbitt at (202) 551-3456, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (818) 222-9197
        Malea Farsai
        NetSol Technologies, Inc.